Exhibit 12.1

DAVITA INC.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings for this purpose are defined as pretax income from continuing operations adjusted by adding back fixed charges expensed during the period less noncontrolling interests. Fixed charges include debt expense (interest expense and the amortization of deferred financing costs), the estimated interest component of rent expense on operating leases, and capitalized interest.

	Year ended December 31,
	2011	2010	2009	2008	2007
	(dollars in thousands)
Earnings adjusted for fixed charges:
Income from continuing operations before income taxes	$892,674	$743,990	$757,579	$656,720	$673,967
Add:
Debt expense	241,090	181,607	185,755	224,716	257,147
Interest portion of rent expense	96,205	86,879	80,912	72,404	64,457
Less: Noncontrolling interests	(96,049)	(79,406)	(57,803)	(47,331)	(46,702)

	241,246	189,080	208,864	249,789	274,902

	$1,133,920	$933,070	$966,443	$906,509	$948,869

Fixed charges:
Debt expense	$241,090	$181,607	$185,755	$224,716	$257,147
Interest portion of rent expense	96,205	86,879	80,912	72,404	64,457
Capitalized interest	4,887	2,621	3,627	4,189	3,878

	$342,182	$271,107	$270,294	$301,309	$325,482

Ratio of earnings to fixed charges	3.31	3.44	3.58	3.01	2.92